Exhibit 12.1
SUPERVALU INC.
Ratio of Earnings to Fixed Charges
(In millions, except ratios)
(unaudited)

	Fiscal years ended
	February 27,	February 28,	February 23,	February 25,	February 26,
	2010	2009	2008	2007	2006
	(52 weeks)	(53 weeks)(1)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings (loss) before income taxes	$632	$(2,779)	$977	$747	$329
Net overdistributed earnings of less than fifty percent owned affiliates	—	—	1	5	12
Interest expense	576	633	725	600	139
Interest on operating leases	182	190	184	155	48

Earnings (loss)	$1,390	$(1,956)	$1,887	$1,507	$528

Fixed charges	$758	$823	$909	$755	$187

Ratio of earnings to fixed charges	1.83	(2.38)	2.08	2.00	2.82

(1)	The Company’s loss is insufficient to cover fixed charges by $2,779 for fiscal 2009 due to the Company recording non-cash goodwill and intangible asset impairment charges of $3,524, before tax.